Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
FALCONBRIDGE LIMITED
DIRECTORS’ CIRCULAR
Recommending
Acceptance
of the offer by
Inco Limited
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
For Cdn.$34.00 in cash per Falconbridge Share
or
0.6713 of an Inco Share and Cdn.$0.05 in cash per Falconbridge Share, subject to the maximum aggregate cash payment and maximum aggregate share payment (and corresponding proration) described herein.
THE BOARD OF DIRECTORS OF FALCONBRIDGE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR FALCONBRIDGE SHARES TO THE OFFER.
October 24, 2005
Notice to Shareholders in the United States
The Offer is made for securities of a Canadian issuer, and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that Falconbridge Limited is located in Canada and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS
      This Directors’ Circular contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      Examples of such statements include, but are not limited to: factors relating to the Offer and the results expected to be achieved from the successful completion of the Offer and the combination of Inco and Falconbridge, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; and the financial position and international presence that permits Inco to compete against global mining companies. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Directors’ Circular.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Inco and Falconbridge or otherwise about: the ability of Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; the amount of reduced costs based on the achievement of operational efficiencies from restructuring and integration planning being approximately $350 million per annum in pre-tax operating and other synergies and cost savings; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies having been obtained in a timely manner; the divestitures required by regulatory agencies being acceptable and completed in a timely manner; the amount of benefits and synergies and cost savings from the acquisition or related divestitures being fully realized; metal prices and exchange rates; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with Inco and the timely completion of the steps required to be taken for the eventual combination of the two companies.
      While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge’s views as of any date subsequent to the date of this Directors’ Circular. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the combination of Inco and Falconbridge.
      Additional factors are noted in Inco’s Take-Over Bid Circular which this Directors’ Circular accompanies and in any documents incorporated by reference into such Take-Over Bid Circular. Falconbridge undertakes no obligation to update forward-looking statements.
CURRENCY
      All dollar references in the Directors’ Circular are in United States dollars, unless otherwise indicated.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Falconbridge is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the SEC. Continuous disclosure documents are available at www.sedar.com and at the SEC’s web site at www.sec.gov.

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DIRECTORS’ CIRCULAR
      This Directors’ Circular (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors”) of Falconbridge Limited (“Falconbridge”) in connection with the offer (the “Offer”) made by Inco Limited (“Inco”) to the common shareholders (the “Shareholders”) of Falconbridge to purchase all of the outstanding common shares in the capital of Falconbridge (the “Falconbridge Shares”). Under the Offer, each Shareholder may elect to receive for each Falconbridge Share held (i) Cdn.$34.00 in cash or (ii) 0.6713 common shares (the “Inco Shares”) of Inco plus Cdn.$0.05 in cash, subject to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Offer, the maximum amount of cash available to be paid by Inco will be Cdn.$2,872,648,913 (“Maximum Cash Payment”) and the maximum number of Inco Shares available for issuance will be 200,702,404 Inco Shares (the “Maximum Share Payment”), in each case taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding share options. If all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, they would receive Cdn.$7.50 in cash and 0.524 of an Inco Share per Falconbridge Share as a result of a pro-ration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares. The terms and conditions of the Offer are set out in the accompanying circular of Inco dated October 24, 2005 (the “Offering Circular”).
      The Offer was made pursuant to the terms of a support agreement dated October 10, 2005 between Falconbridge and Inco (the “Support Agreement”) and will be open for acceptance until 8 p.m. (Toronto time) on December 23, 2005 (the “Expiry Time”), unless extended or withdrawn.
BACKGROUND TO THE OFFER
      In February of 2004, Brascan Corporation (“Brascan”), the then owner of 41% of the common shares of Noranda Inc. (“Noranda”, then 59% shareholder of the predecessor Falconbridge Limited (“Old Falconbridge”) before its amalgamation with Noranda) indicated to the Board of Directors that Noranda no longer fit within the parameters of Brascan’s stated business model. Given this indication, the Board of Directors determined to review its strategic options.
      The Noranda Board of Directors engaged in discussions with several parties who had expressed interest in acquiring Noranda, as well as others who were considered by the Noranda Board of Directors to be potential strategic investors. Noranda established a data room and made information available to selected prospective acquirors who signed confidentiality agreements. These included Xstrata plc (“Xstrata”) and Inco.
      On June 16, 2004, Noranda announced that it was conducting a review of various means of maximizing shareholder value. Over the course of June, July and August of 2004, Noranda and its advisors negotiated with a number of parties respecting their interest in acquiring Noranda, including Inco.
      On September 24, 2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation (“Minmetals”) concerning a preliminary non-binding proposal from Minmetals to acquire 100% of the shares of Noranda. On November 16, 2004, Noranda announced that the period for exclusive discussions had expired, but that discussions were continuing on a non-exclusive basis.
      Subsequent to November 16, 2004, in addition to discussions with other parties interested in acquiring Noranda, a special committee of the Board of Directors reviewed a number of alternative courses of action respecting a reorganization of Noranda and Old Falconbridge. On March 8, 2005, Noranda announced its intention to make an offer to purchase up to 63,377,140 of its common shares in exchange for 50,000,000 junior preferred shares (the “Issuer Bid”) and to make an offer to purchase all of the common shares of Old Falconbridge not then owned by it (the “Take-over Bid”). The Take-over Bid and the Issuer Bid were made on March 24, 2005.
      On April 29, 2005, the Issuer Bid was successfully completed and on May 6, 2005, the Take-over Bid was successfully completed. On June 30, 2005, Old Falconbridge and Noranda were amalgamated to form Falconbridge.
      During the winter and spring of 2005, Falconbridge and Inco engaged in discussions regarding deriving potential synergies from operations outside of the context of a full merger. These discussions led to the announcement on June 28, 2005 of the entering into of a long term agreement between Inco and Noranda under which Inco would sell all of its copper production from its Ontario operations in anode form to Noranda for processing at its Montreal copper refinery. Recognizing that there were many other opportunities for similar transactions that would result in operational efficiencies for both parties, discussions continued throughout the summer of 2005.
      On August 15, 2005, Brascan announced that it had sold 73,115,756 Falconbridge Shares to Xstrata at Cdn.$28.00 per share. Brascan also announced that, as part of its arrangements with Xstrata relating to such sale, it had been agreed that, if Xstrata makes an offer or announces its intention to make an offer to acquire a majority or more of the common shares of Falconbridge within a certain period of time at a price per share in excess of Cdn.$28.00, Xstrata would pay Brascan such excess amount in respect of the shares sold by Brascan to Xstrata.
      On August 23, 2005, the Falconbridge Board of Directors met to consider the implications to Falconbridge of the sale of the Falconbridge Shares by Brascan to Xstrata. On August 24, 2005, members of senior management of Falconbridge met with Mr. Mick Davis, CEO of Xstrata, to discern Xstrata’s objectives in acquiring the Falconbridge Shares from Brascan and Xstrata’s future intentions with respect to Falconbridge. On August 25, 2005, the Falconbridge Board of Directors met and received a presentation from Mr. Davis, which included a discussion about, among other things, the possible combination of Xstrata and Falconbridge.
      At the August 25, 2005 meeting, following the presentation from Mr. Davis, the Board of Directors formed an independent committee (the “Independent Committee”) comprised of all directors except Mr. Kerr, Mr. Pannell, and those directors who were related to Brascan. The Independent Committee authorized Mr. Pannell to pursue negotiations with Xstrata with respect to their request for Board representation in exchange for certain concessions to be made by Xstrata, including a restriction on Xstrata acquiring additional Falconbridge Shares other than pursuant to an offer for all Falconbridge shares. It also authorized Mr. Pannell to pursue meetings with major investors and analysts and to consider other possible acquirers of Falconbridge.
      During September, the Falconbridge Board of Directors received regular updates from Mr. Pannell on discussions with major investors and with Xstrata which declined to accept Falconbridge’s suggested restrictions in exchange for Board representation.
      On September 9, 2005, Mr. Pannell and Mr. Scott Hand, the Chairman and CEO of Inco, met to determine whether Inco would be interested in pursuing a transaction involving Falconbridge. Inco and Falconbridge entered into a confidentiality and standstill agreement dated September 13, 2005 and began exchanging confidential information. During the balance of September, due diligence teams from Falconbridge and Inco and their respective financial and legal advisors met to review each company’s respective operations, assets, material contracts and financial condition and to establish the extent of potential synergies between the two companies if they were to merge.
      On September 22, 2005, the Falconbridge Board of Directors met. Messrs. Robert Harding, Bruce Flatt, George Myhal, Jack Cockwell and David Kerr declared their interests as Brascan officers or directors, withdrew from the meeting and did not participate in any meetings of the Falconbridge Board of Directors thereafter. At the September 22nd meeting, the Falconbridge Board of Directors adopted a shareholder rights plan, in order to enhance Falconbridge’s ability to obtain the best value for its Shareholders and to prevent a person or company from acquiring control of Falconbridge in a manner detrimental to shareholders. In addition, Falconbridge announced that it had retained CIBC World Markets Inc. (“CIBC World Markets”) as its financial advisor and McCarthy Tétrault LLP as its legal advisor.
      On September 29, 2005, senior management of Falconbridge updated the Falconbridge Board of Directors on the results of the investor meetings, discussions with third parties and negotiations with Inco. Mr. Pannell advised the Falconbridge Board of Directors that he had agreed with Mr. Hand of Inco that the two companies would work exclusively with each other with the intention of reaching an agreement upon a transaction by the end of the Canadian Thanksgiving weekend. A further update was provided at a meeting of the Falconbridge Board of Directors on October 6, 2005.
      On the evening of October 7, 2005, Mr. Hand of Inco met with Messrs. Pannell, Douglas and Regent of Falconbridge and presented them with a proposed offer. The Falconbridge Board of Directors met on the morning of October 8, 2005 to consider the proposed offer. Senior management made presentations on the status of negotiations and the elements of the proposed offer. McCarthy Tétrault LLP reviewed the proposed structure of the transaction, the nature of the support agreement proposed to be entered into and the fiduciary obligations of the directors. CIBC World Markets reviewed the financial implications of the proposed transaction. Mr. Pannell and senior management excused themselves from the meeting and the Independent Committee considered separately a number of issues and took legal advice from McCarthy Tétrault LLP. Mr Pannell rejoined the meeting and the Falconbridge Board of Directors instructed management to continue negotiations with a view to improving certain of the terms of the proposed offer and elements of the proposed support agreement.
      On October 10, 2005, representatives of Inco met with representatives of Falconbridge, proposed improved financial terms from their original offer and advised that, subject to the final approval of the Inco Board of Directors, Inco wished to proceed with the Offer to acquire the Falconbridge Shares on the basis of Cdn.$34.00 in cash per Falconbridge Share or 0.6713 Inco Shares plus Cdn.$0.05 in cash per Falconbridge Share, in each case at the election of the Shareholders, subject to limitations on the aggregate amount of cash and shares available and subject to reaching agreement on the terms of a support agreement. Assuming all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares, a Shareholder would receive Cdn.$7.50 in cash and 0.524 of an Inco Share per Falconbridge Share. Late in the afternoon of October 10, 2005, the Falconbridge Board of Directors met to receive the report of management on the status of negotiations. The Falconbridge Board of Directors, having received the recommendation of management with respect to the Offer, legal advice as to their fiduciary responsibilities in the context of the Offer and the opinion of CIBC World Markets that the consideration offered pursuant to the Offer was fair, from a financial point of view, to the Falconbridge Shareholders, authorized management to enter into the Support Agreement and resolved to recommend to Shareholders acceptance of the Offer.
      The Support Agreement was finalized late in the evening of October 10, 2005 and was executed by Falconbridge and Inco. The Offer was publicly announced by Falconbridge and Inco prior to the open of the markets on October 11, 2005.
      On October 14, 2005, Falconbridge announced that George Myhal, Robert Harding, Jack Cockwell and Bruce Flatt, each an officer of Brascan, had resigned from the Board of Directors.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Falconbridge has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of Falconbridge and therefore recommends that Shareholders ACCEPT the Offer and TENDER their Falconbridge Shares to the Offer. See “Reasons for the Recommendation”. References herein to the unanimous determination, approval or recommendation of the Board of Directors shall not include Directors who have declared a conflict of interest and have not participated in any consideration of the Offer.
      Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.
REASONS FOR THE RECOMMENDATION
      The Board of Directors has carefully considered all aspects of the Offer and has, among other things, received the benefit of advice from its financial and legal advisors. The Board of Directors has concluded that the Offer is fair to the Shareholders and in the best interests of Falconbridge. In reaching this conclusion, as well as its decision to recommend that Shareholders accept the Offer, the Board of Directors considered a number of factors, including the following:

•	Creates the World’s Leading Nickel Producer: The combination of Inco and Falconbridge will result in the creation of the world’s largest nickel producer and a significant producer of copper. In addition, it will create a more diversified base metals company with one of the best growth pipelines in nickel and copper.

•	Financial Strength of Combined Company: The combined company will be one of the most significant diversified mining companies in the world and will have a strong balance sheet, enhanced financial resources and financial flexibility. In addition, it will have measurably increased scale to compete internationally and to realize operating and capital raising efficiencies, while reducing its exposure to any one project or operation.

•	Significant Benefits Through Synergies: Falconbridge and Inco expect that the combination of Inco and Falconbridge will deliver tangible benefits through substantial synergies, including estimated annual pre-tax savings of approximately $350 million by the end of 2007. These synergies and cost savings will come from realizing efficiencies in overlapping operations, better use of mining and processing facilities in Canada, improving procurement practices, building a common information technology base, incorporating best practices, and capital expenditure savings. The magnitude and breadth of the resulting synergies are relatively unique in major mining transactions and would not be available with any party other than Inco.

•	Continued Ownership in Combined Company: Assuming successful completion of the transaction, Shareholders will own approximately 46% calculated on a fully diluted basis of the combined company and will accordingly participate in the value anticipated to be realized through the achievement of synergies and the enhanced growth opportunities that will be available to the combined company.

•	Attractive Offer: The Offer represents attractive value for Shareholders and is at a premium relative to the recent trading prices of the Falconbridge Shares. The Offer also provides Shareholders with the option of cash or share consideration, subject to limitations set out in the Offer.

•	Increased Capitalization and Liquidity: After giving effect to the transaction, Inco will have a total enterprise value of approximately $24 billion and will have a market capitalization of approximately twice that of Falconbridge, which will significantly increase liquidity for shareholders.

•	Combination of Management and Technical Expertise: The combined company will benefit from the continued involvement of two strong management teams and the combined technical and operating expertise of each company.

•	Fairness Opinion: The fairness opinion dated October 10, 2005 of CIBC World Markets to the effect that, as of such date and subject to the assumptions set out therein, consideration provided by the Offer is fair from a financial point of view to the Shareholders.

•	Ability to Respond to Superior Proposals: Under the Support Agreement, the Falconbridge Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the Offer. The fees payable to Inco in connection with a change in recommendation or termination of the Support Agreement in connection with a superior proposal are reasonable in the circumstances and not preclusive of other proposals.

FAIRNESS OPINION
      On October 10, 2005, CIBC World Markets delivered its verbal opinion, later confirmed in writing (the “Fairness Opinion”), to the Board of Directors, stating that as of October 10, 2005 and subject to the assumptions and qualifications set out in the Fairness Opinion, the consideration offered per Falconbridge Share of (i) Cdn.$34.00 in cash or (ii) 0.6713 Inco Shares plus Cdn.$0.05 in cash, in each case subject to proration between the Maximum Cash Payment and the Maximum Share Payment, is fair, from a financial point of view, to such Shareholders.
      The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule “A” to this Directors’ Circular. CIBC World Markets provided the Fairness Opinion for the information and assistance of the Board of Directors in connection with its consideration of the Offer as of the date of the opinion. The Fairness Opinion is not a recommendation as to whether or not Shareholders should tender their Falconbridge Shares in connection with the Offer. As described above, the Fairness Opinion was one of many factors taken into consideration by the Board of Directors in making their determination to unanimously approve the Offer and recommend that Shareholders accept it.
      Pursuant to the terms of its engagement letter with Falconbridge, CIBC World Markets is to be paid a fee for its services as financial advisor including a fee for the Fairness Opinion and fees that are contingent on a change of control of Falconbridge or certain other events. Falconbridge has also agreed to indemnify CIBC World Markets against certain liabilities.
      Shareholders are urged to read the Fairness Opinion in its entirety. See Schedule “A” to this Directors’ Circular.
SUPPORT AGREEMENT
      On October 10, 2005, Falconbridge and Inco entered into the Support Agreement, which sets out the terms and conditions upon which Inco agreed to make to the Offer. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Inco. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by

Falconbridge (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.
The Offer
      Inco agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.
Support for the Offer
      Falconbridge has indicated that its Board of Directors, upon consultation with its financial and legal advisors, has determined that it would be advisable and in the best interests of Falconbridge for the Board of Directors to support the Offer and to recommend acceptance of the Offer to holders of Falconbridge Shares, and accordingly, Falconbridge has agreed (subject to the terms and conditions of the Support Agreement) to co-operate with Inco and use its reasonable best efforts to permit the Offer to be successful.
Board Representation
      Falconbridge has agreed that, promptly upon the purchase by Inco of such number of Falconbridge Shares which represents at least a majority of the outstanding Falconbridge Shares, Inco will be entitled to designate such number of members of the Falconbridge Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Falconbridge Shares owned by Inco. Inco has agreed to use all reasonable efforts to cause its board of directors to take such actions as may be required in order that: (i) at such time, Scott M. Hand will be Chairman and Chief Executive Officer of Inco; (ii) as soon as practicable after the Effective Time, Derek G. Pannell will be appointed President of Inco; and (iii) four new directors, who will be directors of Falconbridge at such time as they are to be nominated or appointed, will be nominated for election or appointed to the board of directors of Inco, to the extent possible without calling a meeting of Inco shareholders between such time and Inco’s next annual meeting of shareholders, or otherwise through the nomination for election of such persons at the next annual meeting of shareholders of Inco.
Representations and Warranties
      The Support Agreement contains a number of customary representations and warranties of Inco and Falconbridge relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect (as defined in the Support Agreement) and certain other changes or events since the date of the last audited financial statements; absence of defaults under instruments evidencing any indebtedness or other contracts; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; employment and labour matters; pension matters; tax matters; compliance with laws, licenses and permits; insurance; environmental matters; title to properties; preparation and disclosure of mineral reserves and resource estimates; accuracy of reports required to be filed with applicable securities regulatory authorities; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.
Conduct of the Business of Falconbridge
      In the Support Agreement, Falconbridge agreed that, prior to the earlier of the time of the appointment or election to its board of directors of persons designated by Inco who represent a majority of the directors of Falconbridge and the termination of the Support Agreement, Falconbridge will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and not to undertake certain types of restricted activities unless Inco otherwise agrees in writing. Falconbridge also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Offer or any Contemplated Transaction (as defined in the Support Agreement) or which would render, or which reasonably may be expected to render, inaccurate any of Falconbridge’s representations and warranties in the Support Agreement.
      Falconbridge also agreed to promptly notify Inco of (i) any Material Adverse Change, on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings; and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Falconbridge contained in the Support Agreement to be untrue or inaccurate; or (y) result in the failure in any material respect of Falconbridge to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the time of the appointment or election to its board of directors of persons designated by Inco who represent a majority of the directors of Falconbridge.
Other Covenants
      Each of Falconbridge and Inco has also agreed in the Support Agreement to a number of mutual covenants, including to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions reasonably necessary to discharge their respective obligations under the Support Agreement and the Offer, and to complete any of the Contemplated Transactions, including their obligations under applicable securities laws; and to make, within the time periods and subject to the Support Agreement, all appropriate filings and take all other actions necessary, proper or advisable, in respect of all applicable competition, merger control, antitrust, investment or other regulatory laws, including (i) the HSR Act (as defined in the Support Agreement) (ii) the European Commission and, if required or deemed by Inco to be appropriate or advisable, any competition agencies pursuant to the laws of any applicable EC member states (iii) the Competition Act, and (iv) any other governmental entity. Falconbridge also agreed, subject to the conditions in the Support Agreement, to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable any Contemplated Transaction, including the execution and delivery of such documents as Inco may reasonably require, and use reasonable best efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable laws and submissions of information requested by governmental entities.
Covenants Regarding Non-Solicitation
      The Support Agreement contains certain “non-solicitation” provisions pursuant to which Falconbridge has agreed that it will not, directly or indirectly:

•	take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Falconbridge Shares pursuant to the Offer, including any action to solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers regarding any (i) merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Falconbridge or any subsidiary; (ii) any sale or acquisition of 20% or more of the fair market value of the assets of Falconbridge on a consolidated basis; (iii) any sale or acquisition of 20% or more of Falconbridge’s shares of any class or rights or interests therein or thereto; (vi) any sale of any interest in any material joint ventures or material mineral properties; (vii) any similar business combination or transaction of or involving Falconbridge, any subsidiary or material joint venture of Falconbridge, other than with Inco; or (viii) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Inco (any such proposal or offer being referred to as an “acquisition proposal”);

•	engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal provided that, Falconbridge may advise any person making an unsolicited acquisition proposal that such acquisition proposal does not constitute a superior proposal when Falconbridge’s Board of Directors has so determined;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Inco, the approval or recommendation of Falconbridge’s Board of Directors or any committee thereof of the Support Agreement or the Offer;

•	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any acquisition proposal; or

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any acquisition proposal.
      The Support Agreement provides that, notwithstanding the foregoing restrictions, the Board of Directors of Falconbridge is permitted to (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Inco the approval or recommendation of the Offer or (ii) engage in discussions or negotiations with, or provide information pursuant to the Support Agreement to, any person in response to an acquisition proposal by any such person, if and only to the extent that:

•	it has received an unsolicited bona fide written acquisition proposal from such person and such acquisition proposal constitutes a superior proposal;

•	in the case of clause (i) above, Falconbridge shall have complied with all other requirements relating to the acceptance, approval or recommendation of an acquisition proposal (as described below);

•	Falconbridge’s Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable laws;

•	in the case of clause (ii) above, prior to providing any information or data to such person in connection with such acquisition proposal, Falconbridge’s Board of Directors receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from announcing an intention to acquire, or acquiring, any securities or assets of Falconbridge without the approval of Falconbridge for a period of not less than two years from the date of such confidentiality agreement (and Falconbridge sends a copy of any such confidentiality agreement to Inco promptly upon its execution and that Inco is immediately provided with a list of, or in the case of information that was not previously made available to Inco, copies of, any information provided to such person); and

•	in the case of clause (ii) above, prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an acquisition proposal, Falconbridge has complied with the requirements of the Support Agreement requiring notice to Inco of an acquisition proposal.
      The Support Agreement defines a “superior proposal” as an unsolicited bona fide acquisition proposal made by a third party to Falconbridge in writing after the date of the Support Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Falconbridge Shares and offering or making available the same consideration in form and amount per Falconbridge Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the Board of Directors of Falconbridge, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Falconbridge or any subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the acquisition proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Falconbridge during such three day period); (v) which is offered or made available to all Shareholders in Canada and the United States; (vi) in respect of which the Board of Directors of Falconbridge determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Inco pursuant to the Support Agreement, and taking into account the long-term value and anticipated synergies anticipated to be realized as a result of the combination of Inco and Falconbridge); and (vii) that, subject to compliance with the requirements of the Support Agreement, the Board of Directors of Falconbridge has determined to recommend to Shareholders.
      From and after the date of the Support Agreement, Falconbridge must promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Inco, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an acquisition proposal, any request for discussions or negotiations, any request for representation on the Board of Directors of Falconbridge or any request for non-public information relating to Falconbridge or any subsidiary or any material joint venture or material mineral property of which Falconbridge’s directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Falconbridge must also provide such other details of the proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Inco may reasonably request. Falconbridge shall keep Inco promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries by Inco with respect thereto.
      Falconbridge is not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) unless:

•	the acquisition proposal constitutes a superior proposal;

•	Falconbridge has complied with the non-solicitation restrictions in the Support Agreement;

•	Falconbridge has provided Inco with notice in writing that there is a superior proposal together with all documentation related to and detailing the superior proposal (including a copy of the confidentiality agreement between Falconbridge and the person making the superior proposal if not previously delivered) at least seven business days prior to the date on which the Board of Directors of Falconbridge proposes to accept, approve, recommend or to enter into any agreement relating to such superior proposal;

•	seven business days shall have elapsed from the later of the date Inco received notice of Falconbridge’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such superior proposal, and the date Inco received a copy of the written proposal in respect of the acquisition proposal and, if Inco has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Board of Directors of Falconbridge (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the acquisition proposal is a superior proposal compared to the proposed amendment to the terms of the Offer by Inco;

•	Falconbridge concurrently terminates the Support Agreement in accordance with its terms; and

•	Falconbridge has previously, or concurrently will have, paid to Inco the Falconbridge termination payment as described below under “Agreements as to Damages”.
      Pursuant to the Support Agreement, Falconbridge has agreed that, during the seven business day period referred to above or such longer period as Falconbridge may approve for such purpose, Inco shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors of Falconbridge must review any proposal by Inco to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco’s proposal to amend the Offer would result in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Offer.
      The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (a) any acquisition proposal (which is determined not to be a superior proposal) is publicly announced or made; or (b) the Board of Directors of Falconbridge determines that a proposed amendment to the terms of the Offer would result in the acquisition proposal not being a superior proposal, and Inco has so amended the terms of the Offer.
Shareholder Rights Plan
      The Offer is a “Permitted Bid” as defined in the Shareholder Rights Plan (“Rights Plan”) entered into between Falconbridge and CIBC Mellon Trust Company as of September 22, 2005. However, Falconbridge has agreed that if the Offer ceases to qualify as a Permitted Bid, Falconbridge will immediately defer the separation time of the Rights (as defined in the Rights Plan) in respect of the Offer and to continue to defer separation of the Rights with respect to the Offer. Falconbridge further agrees that in such circumstances, immediately prior to the Expiry Time (as defined in the Rights Plan), it shall waive or suspend the operation of or otherwise render the Rights Plan inoperative against the Offer.
Outstanding Options
      Subject to the receipt of all necessary regulatory approvals, and Inco’s consent, Falconbridge may make such amendments to its stock option plan (the “Stock Option Plan”), if any, as may be necessary, and take other necessary steps to allow all persons holding options pursuant to the Stock Option Plan to become holders of options to acquire Inco Shares in connection with the assumption of the Stock Option Plan by Inco. The options to acquire Inco Shares shall be on the same terms and conditions as the currently outstanding options to acquire Falconbridge Shares held by such persons, including with respect to vesting schedules, expiry dates and exercise prices, except that each option to acquire one Falconbridge Share shall become an option to acquire 0.6723 of an Inco Share and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.6723. Falconbridge shall not accelerate or take any action to facilitate acceleration (other than in accordance with the vesting terms originally granted and other than pursuant to commitments in respect of options in respect of no more than 3,171,754 Falconbridge Shares made prior to October 10, 2005) of the vesting of any outstanding options under the Stock Option Plan; provided, however, if the employment of any employee is terminated without cause within one year of the Expiry Time, Falconbridge and/or Inco shall take such action as may be necessary to vest any unvested options granted under the Stock Option Plan to such employee and to permit the exercise of such options for a period of not less than 30 days following such termination. Falconbridge may take action to facilitate the tender to the Offer of the Falconbridge Shares underlying vested stock options and, in particular, may allow the conditional exercise of any outstanding vested options.
Junior Preference Shares, Convertible Notes and Preference Shares
      If Inco acquires not less than 50.01% of the outstanding Falconbridge Shares (on a fully-diluted basis) no later than 10 days after the Expiry Time, Falconbridge has agreed that it will, at the request of Inco, promptly take all necessary steps to redeem all of its outstanding Junior Preference Shares (Series 1, 2 and 3) and any other class of preference shares, or any outstanding convertible debentures.
Termination
      The Support Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Inco and Falconbridge;

(b)	by Falconbridge, if Inco does not mail the Offer by 11:59 p.m. (Toronto time) on the 20th business day following execution of the Support Agreement (the “Latest Mailing Time”), as such mailing time may be extended pursuant to the terms of the Support Agreement;

(c)	by Inco on or after the Latest Mailing Time, if any condition to making the Offer for Inco’s benefit is not satisfied or waived by such date;

(d)	by Inco if the Minimum Tender Condition (as defined in the Support Agreement) or any other condition of the Offer shall not be satisfied or waived at the Expiry Time, as such Expiry Time may be extended by Inco in its sole discretion, and Inco shall not elect to waive such condition;

(e)	by Inco or Falconbridge, if Inco does not make the Offer and take up and pay for the Falconbridge Shares tendered to the Offer by a date that is 10 months following the date of the Support Agreement (the “Outside Date”), provided that such right to terminate the Support Agreement shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations under the Support Agreement required to be performed by it, shall have resulted in a condition contained in the conditions set forth in the Offer to Purchase not having been satisfied prior to the Outside Date;

(f)	by Inco, if: (i) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any Person or governmental authority, which, in the good faith judgment of Inco, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any Contemplated Transactions;

(g)	by Falconbridge, if Inco is in default of any covenants or obligations under the Support Agreement or if any representation or warranty of Inco under the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and the Expiry Time;

(h)	by Inco, if Falconbridge is in default of any covenants or obligations under the Support Agreement or if any representation or warranty of Falconbridge under the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the

Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is within 30 days from the date of notice of such breach and the Expiry Time;

(i)	by Inco, if: (i) the Board of Directors of Falconbridge or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Inco; (ii) the Board of Directors of Falconbridge or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an acquisition proposal; or (iii) Falconbridge fails to take any action required under the Support Agreement with respect to the Rights Plan to defer the separation time of the Rights or to allow the timely completion of any Contemplated Transaction;

(j)	by Inco, if the Board of Directors of Falconbridge or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from Inco; and

(k)	by Falconbridge, if Falconbridge proposes to enter into a definitive agreement with respect to a superior proposal in compliance with the provisions of the Support Agreement, provided that Falconbridge has previously or concurrently will have paid to Inco the applicable termination fee and further provided that Falconbridge has not breached any of its covenants, agreements or obligations in the Support Agreement.

Agreements as to Damages
      Falconbridge must pay $320 million to Inco, if:

•	the Support Agreement is terminated in the circumstances set out in paragraphs (i), (j) or (k) under “Termination” above, unless: (A) the termination is under paragraph (i) or (j) and arises solely as a result of a material adverse change in respect of Inco which has occurred since the date hereof; (B) the Board of Directors of Falconbridge has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a material adverse change in Inco has occurred since the date of the Support Agreement; and (y) the failure to change the Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) Inco has filed, or the OSC has determined that it should have filed, a material change report in accordance with applicable securities laws in respect of such material adverse change;

•	the Support Agreement is terminated pursuant to paragraph (h) under “Termination” above as a result of Falconbridge being in default of any of its covenants or obligations contained in the non-solicitation and opportunity to match provisions of the Support Agreement; or

•	(A) prior to the termination of the Support Agreement a competing proposal is publicly announced or otherwise made; and (B) during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement (X) a competing proposal is consummated, or (Y) the Board of Directors of Falconbridge approves or recommends a competing proposal, or Falconbridge enters into a definitive agreement with respect to a competing proposal, and that competing proposal is subsequently consummated at any time thereafter.
Expense Reimbursement
      Falconbridge must pay $30 million to Inco if the Support Agreement is terminated in the circumstances set out in paragraph (h) under “Termination” above. Inco must pay $30 million to Falconbridge if the Support Agreement is terminated in the circumstances set out in paragraph (g) under “Termination” above.
      Falconbridge must pay $107 million to Inco if the Offer is not completed as a result of the Minimum Tender Condition not having been satisfied in circumstances in which either the clearances under the Competition Act, the HSR Act and the EC Merger Regulation have been obtained, or such clearances have not been obtained and Falconbridge has not complied with certain of its covenants and obligations, unless: (A) the non-satisfaction of the Minimum Tender Condition arises solely as a result of a material adverse change in respect of Inco which has occurred since the date of the Support Agreement; (B) the Board of Directors of Falconbridge has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a material adverse change in Inco has occurred since the date hereof; and (y) the failure to change the Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) Inco has filed, or the OSC has determined that it should have filed, a material change report in accordance with applicable securities laws in respect of such material adverse change.

      In addition, in circumstances in which the expense payment of $107 million is payable as described above, if within 18 months of the termination of the Support Agreement pursuant to paragraphs (d) under “Termination” above, a competing proposal is consummated, then Falconbridge shall, prior to or concurrently with the consummation of a competing proposal, pay to Inco $320 million less $107 million if such amount has previously been paid to Inco.
      The Support Agreement defines “competing proposal” as (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Falconbridge; (ii) any purchase or other acquisition by a person (other than Inco) of such number of the Falconbridge Shares or any rights or interests therein or thereto which together with such person’s other direct or indirect holdings of Falconbridge Shares and the holdings of any other person or persons with whom such first person may be acting jointly or in concert constitutes at least 50.01% of the outstanding Falconbridge Shares; (iii) any similar business combination or transaction, of or involving Falconbridge; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Inco.
Officers’ and Directors’ Insurance
      From and after the purchase by Inco of such number of Falconbridge Shares as represents at least a majority of the then outstanding Falconbridge Shares (being referred to as the effective date), Inco agrees that for the period from the Expiry Time until six years after the Expiry Time, Inco will cause Falconbridge or any successor to Falconbridge to maintain Falconbridge’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Falconbridge than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Falconbridge and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; provided that such insurance remains available to Falconbridge or such successor on commercially reasonable terms. Alternatively, Inco may purchase as an extension to Falconbridge’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms comparable to those contained in Falconbridge’s current insurance policies. From and after the effective date, Inco shall, and shall cause Falconbridge (or its successor) to, indemnify the current and former directors and officers of Falconbridge and its subsidiaries to the fullest extent to which Inco and Falconbridge are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable law and contracts of indemnity.
SHARE CAPITAL OF FALCONBRIDGE
      The authorized share capital of Falconbridge consists of an unlimited number of Falconbridge Shares, an unlimited number of Preferred Shares issuable in series, an unlimited number of Junior Preferred Shares issuable in series and an unlimited number of Participating Shares issuable in series. As of October 10, 2005, 369,224,340 Falconbridge Shares, 3,246,057 Preferred Shares, Series F, 8,753,943 Preferred Shares, Series G, 6,000,000 Preferred Shares, Series H, 89,835 Preferred Shares, Series 1, 4,787,283 Preferred Shares, Series 2, 3,122,822 Preferred Shares, Series 3, 11,999,899 Junior Preference Shares, Series 1, 11,999,899 Junior Preference Shares, Series 2 and 5,999,903 Junior Preference Shares, Series 3 are issued and outstanding. In addition, as of October 10, 2005, Cdn.$150 million principal amount of convertible debentures due April 30, 2007 are issued and outstanding (that are convertible into 5,444,646 Falconbridge Shares) and options to acquire up to 8,350,869 additional Falconbridge Shares that were granted pursuant to Falconbridge’s employee stock option plans, of which 3,315,780 have vested and 5,035,089 are unvested, are issued and outstanding.

OWNERSHIP OF SECURITIES
BY DIRECTORS AND OFFICERS OF FALCONBRIDGE
      The following table sets out the names and positions with Falconbridge of each director and senior officer of Falconbridge and the number, designation and percentage of outstanding securities of Falconbridge beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates, other than options to acquire Falconbridge Shares.

		Number and Class of	Percentage of
		Shares Owned or Over	Outstanding
		Which Control or	Falconbridge
Name	Position Held	Direction is Exercised	Shares

Alex G. Balogh	Director	17,045	*
André Bérard	Director	1,250	*
A. L. Flood	Director	4,297	*
Norman R. Gish	Director	1,000	*
V. Maureen Kempston Darkes	Director	200	*
G. Edmund King	Director	1,800	*
Neville W. Kirchmann	Director	2,470	*
James W. McCutcheon	Director	1,000	*
Mary A. Mogford	Director	1,770	*
David H. Race	Director	1,770	*
James D. Wallace	Director	17,700	*
Derek G. Pannell	Director, Chief Executive Officer	28,213	*
David W. Kerr	Director, Chairman of the Board	266,985	*
Aaron W. Regent	President	—	—
Steven J. Douglas	Executive Vice-President and Chief Financial Officer	—	—
Peter G.J. Kukielski	Chief Operating Officer	23,694	*
William H. Brooks	President, Aluminum Business Unit	—	—
Claude Ferron	President, Canadian Copper and	200	*
	Recycling
Joseph Laezza	President, Nickel	31	*
Fernando E. Porcile	President, Copper	—	*
Robert H. Sippel	President, Zinc	2,538	*
Brian E. Barr	Senior Vice-President, Special Projects	—	—
Ian W. Pearce	Senior Vice-President, Projects and Engineering	1,400	*
Katherine A. Rethy	Senior Vice-President, Information	6,924	*
	Systems, Procurement, Logistics, Enterprise Risk Management and Facilities
Martin G.R. Schady	Senior Vice-President, Business	987	*
	Development
Paul W. A. Severin	Senior Vice-President, Exploration	3,870	*
Jeffery A. Snow	Senior Vice-President and	336	*
	General Counsel
Michael J. Agnew	Vice-President, Technology	3,958	*
Michael R. Boone	Vice-President, Finance and Controller	318	*
Denis Couture	Vice-President, Investor Relations,	5,604	*
	Communications and Public Affairs

		Number and Class of	Percentage of
		Shares Owned or Over	Outstanding
		Which Control or	Falconbridge
Name	Position Held	Direction is Exercised	Shares

Dominique Dionne	Vice-President, Public Affairs	100	*
John M. Doyle	Vice-President, Taxation	488	*
Michael R. Frilegh	Vice-President, Treasurer	196	*
André Joron	Vice-President, Human Resources	142	*
Edward H. Laks	Vice-President, Performance/Six Sigma	3,853	*
Robert G. Telewiak	Vice-President, Environment,	2,249	*
	Health & Safety
Stephen K. Young	Corporate Secretary	151	*

* Means less than 1%.
     The Following directors and officers of Falconbridge hold options pursuant to Falconbridge’s Stock Option plans to purchase the Falconbridge Shares indicated beside his or her name:

Outstanding Options to Purchase
Falconbridge Shares
Name	(Exercisable/ Unexercisable)

Alex G. Balogh	11,000/0
André Bérard	5,000/0
A.L. Flood	5,000/0
Norman R. Gish	5,000/0
V. Maureen Kempston Darkes	5,000/0
James W. McCutcheon	5,000/0
Derek G. Pannell	445,350/241,500
David W. Kerr	591,400/162,400
Aaron W. Regent	263,946/253,277
Steven J. Douglas	39,000/200,000
Peter G.J. Kukielski	21,746/165,002
Claude Ferron	28,392/131,396
Joseph Laezza	0/125,953
Fernando E. Porcile	33,956/106,764
Robert H. Sippel	77,500/79,900
Brian E. Barr	20,200/64,800
Ian W. Pearce	22,606/93,499
Katherine A. Rethy	5,332/85,202
Martin G.R. Schady	108,736/100,606
Paul W.A. Severin	9,000/94,348
Jeffrey A. Snow	0/90,291
Michael J. Agnew	61,882/65,534
Michael R. Boone	1,300/15,600
Denis Couture	81,508/65,651
John M. Doyle	0/56,598
Michael R. Frilegh	0/43,450
André Joron	3,800/69,901
Edward H. Laks	19,610/55,345
Robert G. Telewiak	1,800/68,147
Stephen K. Young	0/16,460

      The following directors and officers of Falconbridge hold Deferred Share Units pursuant to Falconbridge’s Management Deferred Share Unit Plan:

Deferred
Name	Share Units

Alex G. Balogh	3,973
André Bérard	15,684
A.L. Flood	16,705
Norman R. Gish	5,284
V. Maureen Kempston Darkes	13,654
G. Edmund King	4,239
Neville W. Kirchmann	8,037
James W. McCutcheon	4,370
Mary A. Mogford	6,715
David H. Race	4,670
James D. Wallace	10,878
David W. Kerr	18,991
Aaron W. Regent	46,297
Peter G.J. Kukielski	12,298
Martin G.R. Schady	15,922
PRINCIPAL HOLDER OF SECURITIES OF FALCONBRIDGE
      To the knowledge of the directors and senior officers of Falconbridge, after reasonable enquiry, as at October 20, 2005, with the exception of 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of Falconbridge and no person acting jointly or in concert with Falconbridge owned any securities of Falconbridge. According to insider trading reports filed with the Canadian securities regulator authorities, as at October 21, 2005, 1184760 Alberta Ltd. holds 73,665,996 Falconbridge Shares.
INTENTIONS WITH RESPECT TO THE OFFER
      Each of the directors and senior officers of Falconbridge has indicated that he or she intends to deposit his or her Falconbridge Shares under the Offer and accept the Offer, subject to the terms of the Support Agreement. To the knowledge of the directors and senior officers of Falconbridge, after reasonable enquiry, each of their associates who owns Falconbridge Shares has indicated an intention to accept the Offer.
TRADING IN SECURITIES OF FALCONBRIDGE
      Except as set out below and except for normal course purchases under Falconbridge’s Employee Share Savings Plan, during the six months preceding the date hereof, none of Falconbridge, the directors or senior officers of Falconbridge or, to the knowledge of the directors and senior officers of Falconbridge, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Falconbridge Shares or any person acting jointly or in concert with Falconbridge, has traded any Falconbridge Shares. Option exercises are noted with an asterisk.

		Number of		Price per
		Falconbridge Shares		Falconbridge Share
Name	Date of Trade	Acquired (+)/Sold (-)		(Cdn.$)

Alex G. Balogh	Aug 9/05	+10,000	*	$16.01
	Aug 9/05	+72,500	*	$19.19
	Aug 9/05	-72,500		$27.08

		Number of		Price per
		Falconbridge Shares		Falconbridge Share
Name	Date of Trade	Acquired (+)/Sold (-)		(Cdn.$)

Derek G. Pannell	June 3 /05	-26,000		$21.63
	June 20/05	-26,000		$22.20
	Aug 16/05	-115,000		$29.30
William H. Brooks	Aug 8/05	-21,920		$26.90
	Aug 10/05	-35,550		$27.90
	Sept 8/ 05	-35,680		$29.02
	Sept 20/05	-44,000		$29.75
Joseph Laezza	Aug 9/05	-2,000		$26.42
	Aug 15/05	-11,866		$29.00
	Sept 7/05	-350		$28.35
Robert H. Sippel	Aug 2/05	-100		$25.81
	Aug 2/05	-1,200		$25.80
	Aug 2/05	-300		$25.76
	Aug 2/05	-1,500		$25.75
	Aug 2/05	-8,200		$25.73
	Aug 2/05	-100		$25.71
	Aug 2/05	-3,300		$25.70
	Aug 2/05	-5,300		$25.65
	Aug 5/05	-500		$25.47
	Aug 5/05	-200		$25.46
	Aug 5/05	-1,100		$25.45
	Aug 5/05	-200		$25.43
	Sept 7/05	-18,000		$28.35
Katherine A. Rethy	June 28/05	-49,950		$21.60
	Aug 3/05	-15,712		$26.61
	Aug 8/05	-41,100		$25.95
Martin G.R. Schady	June 17/05	+6,400	*	$16.65
	June 17/05	-300		$39.77
	June 17/05	-2,400		$39.76
	June 17/05	-1,000		$39.63
	June 17/05	-400		$39.61
	June 17/05	-400		$39.51
	June 17/05	-1,900		$39.42
Paul W.A. Severin	Oct 13/05	+466		$25.24
Jeffery A. Snow	May 2/05	-1,081		$41.35
	June 17/05	+6,000	*	$13.82
	June 17/05	+6,500	*	$19.16
	June 17/05	-12,500		$22.60
	Sept 8/05	+5,500	*	$23.26
	Sept 8/05	+2,500	*	$20.87
	Sept 8/05	-5,500		$26.95
	Sept 8/05	-2,500		$26.92
Michael R. Boone	June 17/05	+900	*	$15.55
	June 17/05	-900		$26.38
	Aug 4/05	+2,500	*	$17.88
	Aug 4/05	-2,500		$26.38

		Number of		Price per
		Falconbridge Shares		Falconbridge Share
Name	Date of Trade	Acquired (+)/Sold (-)		(Cdn.$)

John M. Doyle	Aug 2/05	+1,416	*	$11.38
	Aug 2/05	+2,301	*	$9.00
	Aug 2/05	+3,363	*	$9.37
	Aug 2/05	+3,363	*	$9.41
	Aug 2/05	+1,947	*	$17.29
	Aug 2/05	+2,000	*	$13.82
	Aug 2/05	+1,700	*	$20.37
	Aug 2/05	-900		$25.65
	Aug 2/05	-870		$25.56
	Aug 2/05	-2,000		$25.73
	Aug 2/05	-1,700		$25.64
	Aug 2/05	-1,416		$25.63
	Aug 2/05	-2,301		$25.60
	Aug 2/05	-1,200		$25.55
	Aug 2/05	-300		$25.54
	Aug 2/05	-3,263		$25.51
	Aug 2/05	-1,400		$25.56
	Aug 2/05	-563		$25.50
	Aug 2/05	-1,947		$25.52
	Oct 17/05	+102		$30.63
Michael R. Frilegh	Aug 16/05	+7,800	*	$13.82
	Aug 16/05	+15,750	*	$15.05
	Aug 16/05	+8,600	*	$15.55
	Aug 16/05	+17,200	*	$16.32
	Aug 16/05	-15,596		$29.05
	Aug 16/05	-2,200		$29.09
	Aug 16/05	-900		$29.08
	Aug 16/05	-7,350		$29.06
	Aug 16/05	-100		$29.04
	Aug 16/05	-1,900		$29.03
	Aug 16/05	-10,800		$29.01
	Aug 16/05	-10,900		$29.00
	Aug 18/05	+10,000	*	$17.88
	Aug 18/05	+6,500	*	$19.16
	Aug 18/05	+5,500	*	$23.26
	Aug 18/05	+3,400	*	$20.37
	Aug 18/05	-800		$28.22
	Aug 18/05	-400		$28.21
	Aug 18/05	-8,800		$28.20
	Aug 18/05	-14,800		$28.15
	Aug 18/05	-400		$28.17
	Aug 18/05	-200		$28.16
André Joron	June 17/05	+400	*	$22.57
	June 17/05	+1,600	*	$22.56
	June 17/05	+6,000	*	$22.55
	Sept 1/05	-286		$28.14
Stephen K. Young	Aug 10/05	-1,585		$27.15

ISSUANCES OF SECURITIES OF FALCONBRIDGE
      No Falconbridge Shares (or securities convertible into Falconbridge Shares) have been issued to the directors of Falconbridge during the two years preceding the date of the Offer except upon exercise of options and except as set out below:

			Number of	Price Per
Name	Date	Nature of Transaction	Securities	Share (Cdn.$)

Derek G. Pannell	Feb 10/04	Option Grant	70,000	20.37
	Feb 3/05	Option Grant	67,500	21.66
David W. Kerr	Feb 10/04	Option Grant	53,000	20.37
	Feb 3/05	Option Grant	49,000	21.66
Aaron W. Regent	Feb 4/04	Option Grant	61,950	17.29
	Feb 1/05	Option Grant	64,605	24.51
	Aug 15/05	Option Grant	32,026	26.91
Steven J. Douglas	Dec 11/03	Option Grant	150,000	18.00
	Feb 10/04	Option Grant	45,000	20.37
	Feb 3/05	Option Grant	44,000	21.66
Peter G.J. Kukielski	Feb 4/04	Option Grant	24,780	17.29
	Feb 10/04	Option Grant	22,000	20.37
	Feb 1/05	Option Grant	30,090	24.51
	Jul 29/05	Option Grant	120,000	24.79
	Aug 15/05	Option Grant	14,916	26.91
William H. Brooks	Feb 10/04	Option Grant	28,000	20.37
	Feb 3/05	Option Grant	31,000	21.66
Claude Ferron	Feb 10/04	Option Grant	18,000	20.37
	Oct 22/04	Option Grant	8,850	18.08
	Oct 27/04	Option Grant	5,000	21.48
	Feb 1/05	Option Grant	35,400	24.51
	Feb 3/05	Option Grant	30,000	21.66
	Aug 15/05	Option Grant	17,548	26.91
Joseph Laezza	Feb 4/04	Option Grant	31,860	17.29
	Feb 1/05	Option Grant	38,055	24.51
	Aug 15/05	Option Grant	18,865	26.91
Fernando E. Porcile	Feb 4/04	Option Grant	15,930	17.29
	Feb 10/04	Option Grant	14,000	20.37
	Feb 1/05	Option Grant	22,125	24.51
	Feb 3/05	Option Grant	18,000	21.66
	Aug 15/05	Option Grant	10,969	26.91
Robert H. Sippel	Feb 10/04	Option Grant	28,000	20.37
	Feb 3/05	Option Grant	31,000	21.66
Brian E. Barr	Feb 10/04	Option Grant	27,000	20.37
	Feb 3/05	Option Grant	26,000	21.66
Ian W. Pearce	Feb 4/04	Option Grant	15,930	17.29
	Feb 10/04	Option Grant	14,000	20.37
	Feb 1/05	Option Grant	19,470	24.51
	Feb 3/05	Option Grant	15,500	21.66
	Aug 15/05	Option Grant	9,652	26.91

			Number of	Price Per
Name	Date	Nature of Transaction	Securities	Share (Cdn.$)

Katherine A. Rethy	Feb 4/04	Option Grant	14,160	17.29
	Feb 10/04	Option Grant	12,500	20.37
	Feb 1/05	Option Grant	15,045	24.51
	Feb 3/05	Option Grant	12,000	21.66
	Aug 15/05	Option Grant	7,459	26.91
Martin G.R. Schady	Feb 4/04	Option Grant	15,930	17.29
	Feb 10/04	Option Grant	14,000	20.37
	Feb 1/05	Option Grant	17,700	24.51
	Feb 3/05	Option Grant	15,000	21.66
	Aug 15/05	Option Grant	8,774	26.91
Paul W.A. Severin	Feb 4/04	Option Grant	15,045	17.29
	Feb 10/04	Option Grant	13,000	20.37
	Feb 1/05	Option Grant	15,930	24.51
	Feb 3/05	Option Grant	13,000	21.66
	Aug 15/05	Option Grant	7,898	26.91
Jeffery A. Snow	Feb 4/04	Option Grant	14,160	17.29
	Feb 10/04	Option Grant	12,500	20.37
	Feb 1/05	Option Grant	15,045	24.51
	Feb 3/05	Option Grant	12,500	21.66
	Aug 15/05	Option Grant	7,459	26.91
Michael J. Agnew	Feb 4/04	Option Grant	14,160	17.29
	Feb 10/04	Option Grant	12,500	20.37
	Feb 1/05	Option Grant	15,045	24.51
	Feb 3/05	Option Grant	12,000	21.66
	Aug 15/05	Option Grant	7,459	26.91
Michael R. Boone	Feb 10/04	Option Grant	6,500	20.37
	Feb 3/05	Option Grant	9,500	21.66
Denis Couture	Feb 4/04	Option Grant	10,620	17.29
	Feb 10/04	Option Grant	9,000	20.37
	Feb 1/05	Option Grant	11,505	24.51
	Feb 3/05	Option Grant	9,000	21.66
	Aug 15/05	Option Grant	5,703	26.91
John M. Doyle	Feb 4/04	Option Grant	9,735	17.29
	Feb 10/04	Option Grant	8,000	20.37
	Feb 1/05	Option Grant	9,735	24.51
	Feb 3/05	Option Grant	8,000	21.66
	Aug 15/05	Option Grant	4,827	26.91
Michael R. Frilegh	Feb 10/04	Option Grant	17,000	20.37
	Feb 3/05	Option Grant	16,000	21.66
André Joron	Feb 4/04	Option Grant	10,620	17.29
	Feb 10/04	Option Grant	9,000	20.37
	Feb 1/05	Option Grant	11,505	24.51
	Feb 3/05	Option Grant	9,000	21.66
	Aug 15/05	Option Grant	5,703	26.91

			Number of	Price Per
Name	Date	Nature of Transaction	Securities	Share (Cdn.$)

Edward H. Laks	Feb 4/04	Option Grant	9,735	17.29
	Feb 10/04	Option Grant	8,500	20.37
	Feb 1/05	Option Grant	9,735	24.51
	Feb 3/05	Option Grant	8,000	21.66
	Aug 15/05	Option Grant	4,827	26.91
Robert G. Telewiak	Feb 4/04	Option Grant	10,620	17.29
	Feb 10/04	Option Grant	9,000	20.37
	Feb 1/05	Option Grant	11,505	24.51
	Feb 3/05	Option Grant	9,000	21.66
	Aug 15/05	Option Grant	5,703	26.91
Stephen K. Young	Feb 4/04	Option Grant	4,425	17.29
	Feb 10/04	Option Grant	3,500	20.37
	Feb 1/05	Option Grant	4,425	24.51
	Feb 3/05	Option Grant	3,500	21.66
	Aug 15/05	Option Grant	2,195	26.91
OWNERSHIP OF SECURITIES OF INCO
      None of Falconbridge or the directors or senior officers of Falconbridge or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Falconbridge, owns, directly or indirectly, or exercises control or direction over, any securities of Inco.
RELATIONSHIP BETWEEN INCO AND DIRECTORS AND
SENIOR OFFICERS OF FALCONBRIDGE
      Other than as provided in the Support Agreement or as described below, no other contract or arrangement or agreement has been made, or is proposed to be made, between Inco and any of the directors or senior officers of Falconbridge relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.
      On October 11, 2005, Inco and Falconbridge announced that, in addition to the appointment of Derek Pannell as President, Inco intended to name Aaron Regent as Executive Vice-President, Strategy and Corporate Development and Steve Douglas, Executive Vice-President and Chief Financial Officer and that Peter Kukielski would be responsible for copper and other metals (other than nickel) operations.
      None of the directors or senior officers of Falconbridge is a director or senior officer of the Inco or any of its subsidiaries.
ARRANGEMENTS BETWEEN FALCONBRIDGE AND
ITS DIRECTORS AND SENIOR OFFICERS
      On September 14, 2005, Falconbridge entered into Employee Retention Agreements with a number of employees including the following executives: Derek Pannell, Aaron Regent, Steve Douglas, Martin Schady, Peter Kukielski, William Brooks, Claude Ferron, Joseph Laezza, Fernando Emilio Porcile, Robert Sippel, Brian Barr, Ian Pearce, Katherine Rethy, Paul Severin, Jeffery Snow, Michael Agnew, Michael Boone, Denis Couture, Dominique Dionne, John Doyle, Michael Frilegh, André Joron, Edward Laks, Robert Telewiak and Stephen Young.
      The agreements with each of Messrs. Pannell, Regent, Douglas, Schady and Kukielski provide that in the event that the executive is terminated without just cause (which term includes the failure by Falconbridge to obtain the assumption of the agreement by a purchaser upon a change of control) or in the event such executive resigns as a result of being constructively dismissed, a payment will be made equal to three times the aggregate of such executive’s annual base salary and 100% of such executive’s individual target bonus (60% of such executive’s annual base salary for the year in which termination of employment actually occurs) and payment of a pro-rated bonus for the year in which the terminated occurs. As well, Falconbridge will continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of 36 months. Where this is not possible, Falconbridge will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of Cdn.$20,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment. The agreements also provide that in the event of a change of control any unvested entitlements to Falconbridge Shares under the Falconbridge Limited Share Purchase Plan and credit in the Management Deferred Share Unit Plan held by those executives will vest immediately and any unvested stock options vest immediately and remain exercisable for 36 months. In addition, the above-named executives are entitled to retention bonuses in the aggregate amount of approximately Cdn.$4 million payable on August 15, 2006, except that such bonuses become payable immediately in the event of a change of control.
      The agreements with the balance of the executives provides for various guaranteed severance arrangements, retention bonuses, accelerated option vesting and/or enhanced contributions to employee share savings plans that are payable upon a change of control.
      Except as described above, no other arrangement or agreement has been made or is currently proposed to be made between Falconbridge and any of its directors or senior officers as to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.
INTEREST OF DIRECTORS AND OFFICERS
IN MATERIAL CONTRACTS OF INCO
      None of the directors and senior officers of Falconbridge and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates has any interest in any material contract to which Inco is a party.
MATERIAL CHANGES IN THE AFFAIRS OF FALCONBRIDGE
      Except as publicly disclosed or as otherwise described or referred to in this Directors’ Circular, the directors and senior officers of Falconbridge are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Falconbridge since August 8, 2005, being the date of the last published unaudited interim consolidated financial statements of Falconbridge.
OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Falconbridge, other than as described or referred to in the Offering Circular or this Directors’ Circular, which has occurred in response to the Offer. Other than as described or referred to in the Offering Circular or this Directors’ Circular, no negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Falconbridge or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Falconbridge or a subsidiary; (iii) an issuer bid or other acquisition of securities by Falconbridge; or (iv) any material change in the capitalization or dividend policy of Falconbridge.
OTHER INFORMATION
      Except as otherwise described or referred to in the Offering Circular, this Directors’ Circular, or otherwise publicly disclosed, no other information is known to the directors or senior officers of the Corporation that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Falconbridge with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF DIRECTORS’ CIRCULAR
      The content of this Directors’ Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.
      We hereby consent to the references to the opinion dated October 10, 2005 of our firm in the Chairman’s letter attached to the circular of the Board of Directors of Falconbridge dated October 10, 2005 (the “Circular”) and under the captions “Background to the Offer”, “Recommendation of the Board of Directors”, “Reasons for the Recommendation”, “Fairness Opinion” and “Support Agreement” and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any person other than the Board of Directors rely upon such opinion.

Dated: October 24, 2005	(Signed) CIBC World Markets Inc.
CERTIFICATE
Dated: October 24, 2005
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Offer.
      On behalf of the Board of Directors:

(Signed) David H. Race	(Signed) Neville W. Kirchmann
Director	Director

SCHEDULE “A”
OPINION OF CIBC WORLD MARKETS INC.
October 10, 2005
The Board of Directors
Falconbridge Limited
Suite 200, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
To the Board of Directors:
      CIBC World Markets Inc. (“CIBC World Markets”, “we” or “us”) understands that Falconbridge Limited (“Falconbridge” or the “Company”) is proposing to enter into a support agreement dated the date hereof (the “Support Agreement”) with Inco Limited (“Inco”) pursuant to which Inco will make an offer to acquire all of the outstanding common shares of Falconbridge (the “Falconbridge common shares”) by way of a take-over bid (the “Take-over Bid”). We also understand that, pursuant to the Take-over Bid, each holder of Falconbridge common shares will be offered, in consideration for each Falconbridge common share: (i) Cdn. $34.00 in cash; or (ii) 0.6713 of a common share of Inco (“Inco common shares”) and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn.$2,872,648,913 in cash and an aggregate maximum of 200,702,404 Inco common shares. As a result of pro-ration between the aggregate amount of cash available and the aggregate amount of shares available, the consideration per Falconbridge common share offered pursuant to the Take-over Bid is 0.524 Inco common shares plus Cdn$7.50 cash (the “Consideration”).
      We understand that Inco’s obligation to take up and pay for any Falconbridge common shares tendered in acceptance of the Take-over Bid will be subject to certain conditions as set out in the Support Agreement, including that holders of not less than two-thirds of the outstanding Falconbridge common shares shall have tendered their Falconbridge common shares in acceptance of the Take-over Bid at or before the expiry time of the Take-over Bid. We also understand that all of the terms and conditions of the Support Agreement and of the Take-over Bid will be described in Inco’s take-over bid circular.
Engagement of CIBC World Markets
      By letter agreement dated September 6, 2005, (the “Engagement Agreement”), the Company retained CIBC World Markets to act as its financial advisor in connection with any proposal or offer, whether solicited or unsolicited, involving a potential merger, acquisition or change in effective control of the Company during the term of the Engagement Agreement, whether any such transaction would be effected by way of a take-over bid, amalgamation, plan of arrangement, acquisition, sale of all or substantially all of the assets of the Company or otherwise. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to holders of the Falconbridge common shares pursuant to the Take-over Bid.
      CIBC World Markets will be paid a fee for rendering the Opinion. In addition, we will be paid a fee that is contingent on the successful completion of the Take-over Bid and in certain other circumstances. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
      In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	the Support Agreement;

ii)	the audited financial statements, annual reports and annual information forms of Falconbridge’s predecessor companies, Noranda Inc. (“Noranda”) and Falconbridge Limited (“Old Falconbridge”), for the fiscal years ended December 31, 2002, 2003 and 2004;

iii)	the interim report and comparative unaudited financial statements of Noranda and Old Falconbridge for the quarter ended March 31, 2005 and of Falconbridge for the quarter ended June 30, 2005;

iv)	the take-over bid circular of Noranda dated March 24, 2005, concerning its offer to purchase Old Falconbridge;

v)	the directors’ circular of Old Falconbridge dated March 24, 2005, relating to Noranda’s offer to purchase Old Falconbridge;

vi)	the issuer bid circular of Noranda dated March 24, 2005, relating to its offer to exchange certain outstanding common shares for junior preference shares;

vii)	the joint management information circular of Noranda and Old Falconbridge dated June 2, 2005 relating to the amalgamation of Noranda and Old Falconbridge;

viii)	certain internal financial, operational, corporate and other information concerning Falconbridge that was prepared or provided by the management of the Company, including internal operating and financial projections prepared by Falconbridge’s management;

ix)	the audited financial statements, annual reports and annual information forms of Inco for the fiscal years ended December 31, 2002, 2003 and 2004;

x)	the interim report and comparative unaudited financial statements of Inco for the quarters ended March 31, 2005 and June 30, 2005;

xi)	certain internal financial, operational, corporate and other information concerning Inco that was prepared or provided by the management of Inco, including internal operating and financial projections prepared by Inco’s management;

xii)	information provided to Falconbridge by Mercer Human Resource Consulting LLC regarding Inco’s pension and non-pension benefits plans;

xiii)	the legal due diligence investigation of Inco conducted by counsel to Falconbridge;

xiv)	trading statistics and selected financial information of Falconbridge, Inco and other selected public base metals and diversified mining companies considered by us to be relevant;

xv)	various reports published by equity research analysts, industry sources and credit rating agencies regarding Falconbridge and Inco, the base metals and diversified mining industry and other public companies, to the extent deemed relevant by us;

xvi)	certificates addressed to us, dated as of the date hereof, from senior officers of Falconbridge and Inco as to the completeness and accuracy of the respective information provided to us by them; and

xvii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
      In addition, we have participated in discussions with members of the senior management of Falconbridge and Inco regarding their past and current business operations, financial conditions and future prospects, including estimated synergies and cost savings, after giving effect to completion of the Take-over Bid. We have also participated in discussions with Inco’s financial advisors and the external counsel to Falconbridge and Inco concerning the Take-over Bid, the Support Agreement and related matters.
Assumptions and Limitations
      Our Opinion is subject to the assumptions, explanations and limitations set forth below.
      We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Inco or any of their respective affiliates (including Inco after giving effect to the completion of the Take-over Bid) and our Opinion should not be construed as such.
      With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Inco or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Accordingly, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Inco’s audited financial statements and the reports of the auditors thereon.
      With respect to operating and financial forecasts and budgets provided to us concerning Falconbridge and Inco and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company and Inco, having regard to the Company’s and Inco’s respective plans, financial condition and prospects.
      We have also assumed that all of the representations and warranties contained in the Support Agreement are correct as of the date hereof, that the Take-over Bid will be completed substantially in accordance with the requirements of the Support Agreement and all applicable laws, that the Take-over Bid Circular will disclose all material facts relating to the Take-over Bid and the Inco common shares and that the Falconbridge directors’ circular will satisfy all applicable legal requirements.
      The Company has represented to us, in a certificate of two senior officers of the Company dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning Falconbridge referred to above under the heading “Scope of Review” (collectively, the “Falconbridge Information”), are complete and correct at the date the Falconbridge Information was provided to us and that, since the date of the Falconbridge Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Falconbridge Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Inco has represented to us, in a certificate of two senior officers of Inco dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Inco, including the written information and discussions concerning Inco referred to above under the heading “Scope of Review” (collectively, the “Inco Information”), are complete and correct at the date the Inco Information was provided to us and that, since the date of the Inco Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Inco or any of its subsidiaries and no material change has occurred in the Inco Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Inco as they are reflected in the Falconbridge Information and the Inco Information and as they were represented to us in our discussions with management of the Company, Inco and their respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Take-over Bid.
      The Opinion has been provided to the Board of Directors for their exclusive use only in considering the Take-over Bid and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of Falconbridge common shares to tender to the Take-over Bid or as an opinion as to the prices at which the Inco common shares will trade after completion of the Take-over Bid.
      The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Opinion
      Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Take-over Bid is fair, from a financial point of view, to the holders of Falconbridge common shares.
Yours very truly,

A-4